February 14, 2013

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Professional Diversity Network, LLC

Amendment No. 11 to Registration Statement on Form S-1

Filed February 13, 2013

File No. 333-181594

Dear Ms. Jacobs:

In connection with Amendment No. 11 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) submitted by Professional Diversity Network, LLC (the “Company”), please find below a brief summary of the changes to the prospectus reflected in Amendment No. 11. Please note that the summary below is not intended to point out every change in the prospectus, but instead only highlights some of the substantive changes, in order to aid the Staff in its review.

1.	The number of firm shares to be underwritten increased from 1,000,000 shares to 1,820,000, and the expected price range increased from a range of $9.00 to $11.00 to $10.00 to $12.00.

2.	As a result of the increase of firm shares to be underwritten, the over-allotment option and proceeds of the offering increased proportionately.

3.	As a result of the increase of firm shares to be underwritten, the Company has removed references to it being a “controlled company” under NASDAQ rules.

4.	The Company has removed references to LOYAL3 and the IPO CSOP, as it will not be conducting an offering pursuant to a Customer Stock Ownership Plan.

If the Staff has any questions, please contact me or Michael Froy at SNR Denton US LLP. I may be reached at (212) 768-6926 and Mr. Froy at (312) 876-8222.

Sincerely,

/s/ Brian Lee

Brian Lee

cc: James Kirsch